FELDMAN FINANCIAL ADVISORS, INC.
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                                                   1725 K STREET, NW o SUITE 205
                                                            WASHINGTON, DC 20006
                                                                    202-467-6862
                                                              (FAX) 202-467-6963



March 21, 2007



Board of Directors
Gateway Community Financial Corp.
381 Egg Harbor Road
Sewell, New Jersey 08080

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Gateway Community Financial Corp. (the "Company") and Gloucester County Federal Savings Bank (the "Bank"), pursuant to the Stock Issuance Plan (the "Plan") adopted by the Board of Directors of the Company, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Gateway Community Financial, MHC will own the remaining 55% of the Company's shares of common stock after the Stock Offering.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely,


/s/Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.